UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi”), further to the Notice to the Market disclosed on June 11, 2018 and in connection with the implementation of the Judicial Reorganization Plan approved by creditors in the general creditors’ meeting held on December 19 and 20, 2017 and confirmed by the 7th Corporate Court of the Capital of the State of Rio de Janeiro (the “RJ Plan”), informs its shareholders and the market in general that no appeal has been filed with the Amsterdam Court of Appeal against the decision that was rendered by the District Court of Amsterdam at the homologation hearing held on June 11, 2018 and confirmed the Dutch law composition plans of Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”) and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Coop”) (together the “Plans”).

Given the expiration of the appeal period, the Plans are now effective as a matter of Dutch law and the bankruptcies of PTIF and Oi Coop have terminated.

Each of the Plans gives effect to the RJ Plan internationally. The effective terms of the Plans materially “mirror” the terms of the RJ Plan so as to ensure that all material aspects of the RJ Plan are given binding effect to creditors and stakeholders not only in Brazil but also in other territories, including the Netherlands and the United Kingdom.

Rio de Janeiro, June 20, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer